OMB APPROVAL
OMB Number:              3235-0116
Expires:           September 30, 2007
Estimated average burden
Hours per response:                6.20
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITES EXCHANGE ACT OF 1934
For the month of May, 2006
Commission File Number 28980
ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)
Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F    X    Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):  ________
Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):  ________
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes     No   X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- __________.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
 Royal Standard Minerals Inc.
 (Registrant)
Date: May 30, 2006  By                            \S\ Roland M. Larsen
 President & CEO
SEC1815 (05-06)

 Royal Standard Minerals Inc.
 (continued under the New Brunswick Corporation Act)
 (Expressed in United States dollars)
 Consolidated Financial Statements
 January 31, 2006 and 2005

April 25, 2006, except for Note 15, which is as of May 2, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Royal Standard Minerals Inc.
We have audited the consolidated balance sheets of Royal Standard Minerals Inc. as at January 31, 2006 and 2005 and the consolidated statements of exploration properties, operations and deficit and cash flows for each of the years in the three-year period ended January 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at January 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2006 in accordance with Canadian generally accepted accounting principles.
     "McCarney Greenwood LLP"
Toronto, Canada    McCarney Greenwood LLP
     Chartered Accountants

Comments by Auditors on United States of America-Canada Reporting Difference
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated April 25, 2006, except for Note 15, which is as of May 2, 2006, is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events in the auditor's report when these are adequately disclosed in the financial statements.

     "McCarney Greenwood LLP"
Toronto, Canada    McCarney Greenwood LLP
     Chartered Accountants

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Consolidated Balance Sheets

       January 31,
       2006  2005
Assets
Current assets
     Cash and cash equivalents                   $795,095    $392,697
     Short term investments (market value $436,378)   436,378 -
     Marketable securities (Note 4)             86,124      86,124
     Receivables            1,261   777
     Due from related parties (Note 13)     126,342      62,237
        1,445,200     541,835
Reclamation bond (Note 5)      131,767     131,767
Exploration properties (Note 6)    3,810,519   2,664,127
Equipment (Note 7)     1,258,994      37,735
              $6,646,480  $3,375,464

Liabilities
Current liabilities
     Accounts payable and accrued liabilities   $221,733    $104,087
Asset retirement obligation (Note 6)     131,767     131,767
                353,500     235,854

Shareholders' Equity
Share capital (Note 8)           11,832,670   8,779,261
Shares to be issued (Note 8)      119,325    -
Warrants (Note 8)     1,440,009     584,796
Contributed surplus (Note 9)    2,364,866   1,628,386
Deficit              (9,463,890) (7,852,833)
         6,292,980   3,139,610
               $6,646,480  $3,375,464
____________________________________________________________________________________

Approved by the Board  "Roland M. Larsen" Director  "Kimberly L. Koerner" Director

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Consolidated Statements of Exploration Properties

    Opening Additions   Closing
    Balance (Reductions) Written off Balance
Year ended January 31, 2006
Gold Wedge Project  $1,460,443  $1,176,419 $       -   $2,636,862
Manhattan Project     191,065       1,458  (192,523)  -
Como Project       86,330 21,720  -    108,050
Railroad Project     175,670          -  -    175,670
Pinon Project      600,538     161,747  -    762,285
Fondaway Project      96,028 31,624   -      127,652
Other        54,053     120,891  (174,944)  -
    $2,664,127  $1,513,859  $(367,467) $3,810,519
Year ended January 31, 2005
Gold Wedge Project    $264,119  $1,196,324 $ - $1,460,443
Manhattan Project     172,031 19,034  -    191,065
Como Project      126,124 (5,397)   (34,397)     86,330
Railroad Project     122,732 52,938  -     175,670
Pinon Project        511,043 89,495  -    600,538
Fondaway Project      43,999 52,029  -     96,028
Other        13,396 40,657  -     54,053
    $1,253,444  $1,445,080  $(34,397) $2,664,127

Year ended January 31, 2004
Gold Wedge Project    $181,069 83,050 $ -   $264,119
Manhattan Project     136,556 35,475  -    172,031
Ruby Ridge Project      27,447 10,310   (37,757)  -
Como Project       52,132 73,992  -    126,124
Railroad Project      70,983 51,749  -    122,732
Pinon Project      299,456     211,587  -    511,043
Fondaway Project   - 43,999  -     43,999
Other        13,396     -  -     13,396
      $781,039    $510,162  $(37,757) $1,253,444

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Consolidated Statements of Operations and Deficit

       January 31,
         2006 2005     2004
Expenses
General and administrative (Note 13)     $266,505   $193,287   $269,520
Consulting fees         295,707 213,504    241,103
Stock option compensation (Note 9)      739,006 150,606     40,340
Amortization         191,877   14,921     14,944
        1,493,095 572,318    565,907
Loss before the following    (1,493,095)  (572,318)  (565,907)
Write-off of exploration properties      (367,467) (34,397)   (37,757)
Foreign exchange gain        249,505 131,306     49,038
Net loss before income taxes    (1,611,057)  (475,409)  (554,626)
Income taxes (Note 11)    -    -  -
Net loss     $(1,611,057) $(475,409) $(554,626)
Loss per common share (Note 10)
 Basic          $(0.03)  $(0.01)    $(0.02)
 Diluted          $(0.03)   $(0.01)    $(0.02)

Deficit, at beginning of year   $(7,852,833) $(7,377,424) $(6,822,798)
Net loss      (1,611,057)   (475,409)    (554,626)
Deficit, at end of year    $(9,463,890) $(7,852,833) $(7,377,424)

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Consolidated Statements of Cash Flows
         Year ended January 31,
         2006  2005    2004
Increase (decrease) in cash and cash equivalents
Cash flows from operating activities
Net loss     $(1,611,057)  $(475,409)  $(554,626)
Operating items not involving cash:
 Amortization            191,877      14,921      14,944
 Stock option compensation          739,006     150,606      40,340
 Write-off of bad debt    -        20,950        -
 Write-off of exploration properties      367,467      34,397      37,757
Changes in non-cash working capital:
 Receivables                  (484)       (218)     11,164
 Accounts payable and accrued liabilities    117,646  (2,091)     23,878
Cash flows (used in) operating activities    (195,545)   (325,638)   (502,057)
Cash flows from financing activities
Issue of common shares, net of issue costs     4,025,421   2,065,648     857,319
Due from related parties       (64,105)    (62,237)       -
Cash flows from financing activities    3,961,316   2,003,411     857,319
Cash flows from investing activities
Funds held in trust (Note 3)    -  54,050  -
Short-term investments      (436,378)      -  -
Payment of reclamation bond    -      (131,767) -
Exploration properties    (1,513,859)  (1,397,091)   (434,647)
Purchase of equipment    (1,413,136)        -     (13,913)
Cash flows (used in) investing activities (3,363,373)  (1,474,808)   (448,560)
Cash and cash equivalents
Net increase (decrease)       402,398 202,965     (93,298)
Beginning of year        392,697 189,732     283,030
End of year       $795,095     $392,697    $189,732
____________________________________________________________________________________
Supplemental cash flow information
Cash and cash equivalents consists of:
 Cash      $186,828     $392,697     $189,732
 Term deposits      608,267    -         -
       $795,095     $392,697    $189,732
Interest paid     $     -       $    -    $    -
Income taxes paid    $     -       $    -    $    -
Non-cash financing and investing activity:
 Issue of common shares for exploration
  properties   $     -       $    -    $ -

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
1. The company and operations
Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of gold and silver resource properties. The Company is continued under the New Brunswick Business Corporations Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board.
The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.
These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.
2. Significant accounting policies
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.
A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 16.
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
The significant accounting policies are as follows:
(a)  Principles of consolidation
These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Southeastern Resources Inc., Pinon Exploration Corporation, Standard Energy Inc., and Manhattan Mining Co., all United States companies.
(b)  Cash and cash equivalents
Cash and cash equivalents include cash and term deposits at Canadian and United States financial institutions with a maturity of three months or less.

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
2. The company and operations (continued)
(c)  Equipment
Equipment is recorded at cost less accumulated amortization. Amortization is provided using the declining balance method using the following rates:
  Exploration equipment  - 25%
  Office equipment - 20%
  Vehicle      - 30%
Equipment is assessed for future recoverability or impairment on an annual basis by estimating future net undiscounted cash flows and residual value or by estimating replacement values. When the carrying amount of equipment exceeds the estimated net recoverable amount, the asset is written down to fair value with a charge to income in the period that such determination is made.
(d)  Exploration properties
All direct costs associated with exploration properties are capitalized as incurred. If a property proceeds to development, these costs become part of preproduction and development cost of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related costs and expenditures are written off.
The amounts capitalized at any time represent costs to be charged against future operations and do not necessarily reflect the present or future values of particular properties.
(e)  Asset retirement obligation
The Company measures the expected costs required to retire its exploration properties at a fair value which approximates the cost a third party would incur in performing the tasks necessary to abandon the field and restore the site.The fair value is recognized in the financial statements at the present value of expected future cash outflows to satisfy the obligation.
Asset retirement costs are depleted using the unit of production method based on estimated reserves and are included with depletion and depreciation expense. The accretion of the liability for the asset retirement obligation is recognized in the statement of operations and deficit.
(f)  Stock-based compensation plans
The CICA Handbook Section 3870 require that compensation for option awards to employees be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after February 1, 2003.

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
2. The company and operations (continued)
(g)  Income taxes
Income taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward and are measured using the substantially enacted tax rates that will be in effect when the differences are expected to reverse or losses are expected to be utilized. A valuation allowance is recognized to the extent that the recovery of future income tax assets is not considered more likely than not.
(h)  Earnings (loss) per common share
Basic earnings (loss) per share is computed by dividing the earnings (loss) for the period by the weighted average number of common shares outstanding during the period, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted earnings per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include potentially issuable common shares from the assumed exercise of common share purchase options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.
(i)  Foreign currency translation
The Company uses the United States Dollar as its reporting currency, as the majority of its transactions are denominated in this currency and the operations of its subsidiaries are considered to be of an integrated nature.
Monetary assets and liabilities of the parent company denominated in Canadian funds are translated into United States funds at period end rates of exchange. Other assets and liabilities and share capital  of the parent company are translated at historical rates. Revenues and expenses of the parent company are translated at the average exchange rate for the period. Gains and losses on foreign exchange are recorded in operations in the current period.
(j)  Marketable securities
Marketable securities are carried at the lower of cost and market.
(k)  Short-term investments
Short-term investments are liquid investments with a maturity greater than three months but less than one year.

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
3. Funds held in trust
On April 17, 2002, the Company entered into an agreement with an unrelated party (the "Lender") to obtain a $5,000,000 financing facility. The agreement stipulated that the Company deposit with the Lender an interest earning refundable contingency fee of 1.5% of the facility ($75,000) which will be held in trust until the loan is advanced.
The agreement's closing date originally set to June 31, 2002, was later extended to June 17, 2003. If this agreement had closed on or before May 1, 2003, the Lender would have disbursed the funds to the Company, net of closure fees of 3.5% of the facility ($175,000). In addition, the Company was to issue 1,000,000 share purchase warrants to the Lender. Each warrant would have entitled the Lender to acquire one common share of the Company. The price of the warrants would have been set, based upon the 10 day moving average of the stock price prior to the closing date and would have had a two year term from the date of closing.
The agreement expired without the closing of the $5,000,000 financing facility.  The Company pursued legal action against the Lender in an attempt to recover the funds advanced. On August 31, 2004, the Company recovered $54,050. The unrecoverable amount was charged to 2005 operations.
4. Marketable securities
Marketable securities consist of common shares of Sharpe Resources Corporation ("Sharpe"), a publicly held Canadian company engaged in the exploration for precious metals in the United States. Sharpe Resources is considered to be related to the Company because of common management. The market value of the shares at January 31, 2006 was $226,538 (2005 - $96,684, 2004 - did not own the shares).
The shares are carried at the lower of cost and quoted market values.
5. Reclamation bond
The Company has posted a reclamation bond for its Goldwedge Project, as required by the State of Nevada, to secure clean-up costs if the project is abandoned or closed.

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
6. Exploration properties
 Nevada Projects
In fiscal 2003 and 2002, the Company entered into certain option agreements to purchase up to 100% interest in patented and unpatented lode mining claims in Nye, Elko and Lyon Counties, Nevada. Details of the option agreements are as follows:
Project  Required Cash Payments to Optionor Royalty (1) Exercise of          Option
Gold Wedge Commencing in fiscal 2002, $5,000 each   3% NSR  July 2006-$200,000
Nye County in first two years; $10,000 in third year,
  $15,000 in the fourth year and
  $20,000 each in the fifth and sixth years.
Manhattan Commencing in fiscal 2002, $1,000 per   5% NSR August2006-$500,000
Nye County month from August 2001 to August 2002:
  $2,000 per month from
  September 2002 to July 2006.
  This project was discontinued during the year
  all exploration expenditures were written-off.
Fondaway  Commencing in fiscal 2003, $25,000 in   3% NSR  July 2013-$600,000
Canyon  year one, $30,000 in years two and three
Churchill  and $35,000 each of the next seven years.
County
Como  Commencing in fiscal 2003, $25,000 in   4% NSR May 2008-$1,000,000
Lyon  years one and two covering years three
County  and four, $20,000 in year five $25,000
  in year six.
Railroad Commencing in fiscal 2003, $15,000 in  5%NSR August2008-$2,000,000
Elko County the first year and increases by $5,000
  each of the next six years.
(1) NSR - Net Smelter Royalty
Gold Wedge Project
On June 29, 2005 the Company entered into a 5-year purchase option agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1600 acres (4 patented, 700 unpatented claims). This property position adjoins the Company's Goldwedge Mine. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option includes the Dixie Comstock claim group located in Churchill County, Nevada. The Dixie Comstock is a 1500 acre property containing an epithermal gold system that has been explored by a number of major mining companies over the past 20 years. It is considered to be an attractive advanced exploration project. The Company is currently engaged in the completion of a 43-101 property report. The Company agrees to pay $35,000 upon the execution of the Agreement. Annual option payments of $48,000 are to be applied to a total purchase price of $600,000 – there are no royalties.

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
6. Exploration properties (continued)
The Company has recorded an asset retirement obligation on its Gold Wedge Project, representing the estimated costs of the Company's obligation to restore the Gold Wedge properties to their original condition as required by the State of Nevada regulatory authorities. At the present time, the Company cannot reasonably estimate the fair value of these costs. As such, the Company has recorded an asset retirement obligation in the amount of $131,767, the amount of the reclamation bond posted by the Company with the State of Nevada.
Como Project
On September 15, 2004, the Company granted an option (the "Option") to Sharpe to acquire a 60% interest in the Company's gold project located in Lyon County, Nevada  (the "Project"), in consideration for which Sharpe has issued 2,000,000 common shares to the Company at a deemed value of $78,125 ($100,000 CDN). To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project.
Pinon Project - Cord Lease
In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko County, Nevada for a period of five years. The lessors will retain a 5% net smelter royalty with no option to purchase.
Pinon Project - Tomera Lease
In August 2002, the Company entered into a mining lease agreement to lease certain properties located in Elko County, Nevada for a period of seven years. The lessors will retain a 5% net smelter royalty.
In addition, the Company entered into an irrevocable lease agreement with the surface and minerals rights owners of the Pinon Project properties.
During the year, the Company wrote-off $192,523 of exploration expenditures relating to the Manhattan, Nye County project and $174,944 relating to smaller projects that the Company was evaluating. Exploration expenditures written-off during fiscal 2006 amounted to $367,467.
Other Projects
(a)  The Company signed an Exploration and Option Agreement with Metallic Ventures ("Metallic") to explore the Mustang Canyon Project in Esmeralda County, Nevada.
The agreement gives the Company the exclusive option to acquire 50% interest in the Mustang Canyon Project by spending $20,000 per year in exploration expenditures with the objective to identify a measured resource by June 30, 2010. Upon identification of a measured resource and completion of a 43-101 report, the Company will earn a 50% interest in the project.
The Company may terminate the Agreement at any time after spending the initial $20,000 by providing 30 days written notice to Metallic.  When the Company has exercised its option to acquire a 50% interest in the project,  Metallic and the Company will establish a Joint Venture in respect to the project, on a 50/50 basis.   Further expenditures on the Mustang Canyon Project will then be made by the Joint Venture. The Company will be the operator of the joint venture as long as it has at least a 50% interest in the joint venture.

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
7. Equipment
        2006  2005     2004
 Cost
 Exploration equipment  $1,475,201 $62,065    $62,065
 Office equipment      16,936   16,936     16,936
      1,492,137       79,001     79,001
 Accumulated amortization
        Exploration equipment     220,669  34,537     22,321
 Office equipment      12,474   6,729      4,024
        233,143  41,266     26,345
 Net carrying value
 Exploration equipment   1,254,532       27,528     39,744
 Office equipment       4,462  10,207     12,912
                                                                         $1,258,994     $37,735    $52,656

8. Share capital
Authorized
The authorized capital of the Company consists of an unlimited number of common shares without par value.
Common shares issued     Shares  Amount
Outstanding at January 31, 2003    28,141,338 $6,527,565
Shares issued for cash, less issue costs of $266,372     6,000,000    845,292
Warrants valuation             -   (151,276)
Outstanding at January 31, 2004    34,141,338       7,221,581
Shares issued for cash, less issue costs of $360,964     7,395,000  1,486,784
Shares issued to broker as compensation      349,680     91,117
Shares issued on warrant exercise    1,257,500    318,352
Warrant valuation             -   (428,918)
Warrant call              -     90,345
Outstanding at January 31, 2005    43,143,518       8,779,261
Shares issued for cash, less issue costs of $295,750    12,131,000  3,117,705
Shares issued to brokers as compensation     127,000     35,553
Shares issued on the exercise of warrants
   and compensation options                   2,221,060    692,984
Warrant and compensation option exercise - valuation  -    255,491
Exercise of stock options       200,000          64,824
Exercise of stock options - valuation    -           19,433
Warrant valuation      - (1,132,581)
Outstanding at January 31, 2006           57,822,578     $11,832,670
On February 3, 2004, the Company closed a private placement offering of 1,075,000 units at a price of CDN $0.25 per unit for gross proceeds of $268,750 CDN. Each unit consists of one common share and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to subscribe for one additional common share at a price of CDN $0.30 until February 2, 2005.

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
8. Share capital (continued)
On April 16, 2004, the Company closed a private placement offering of 6,320,000 units at a price of CDN $0.35 per unit for gross proceeds of $2,212,000 CDN. Each unit consists of one common share and one-half common share purchase warrant. Each whole purchase warrant entitles the holder to subscribe for one additional common share at a price of CDN $0.50 until April 15, 2006.
Canaccord Capital Corporation ("Canaccord") acted as agent and was paid the following fees regarding the April 16, 2004 private placement: an Agent's fee consisting of an 8% commission (paid in cash and in Agent's units) and Agent's warrants; a Corporate Finance fee of 100,000 Corporate Finance units; and an Administration fee of $7,500 CDN. The Agent's fee included a commission of 8% of the proceeds of the private placement and was paid with $89,572 CDN in cash and with the issuance of 249,680 Agent's units. Each Agent's unit consists of one common share and one-half Agent's common share purchase warrant. Each whole Agent's warrant entitles the holder to subscribe for one common share at a price of $0.50 per Agent warrant for a period of 24 months. The Agent's fee also included Agent's warrants equal to 20% of the number of units issued on the private placement, such Agent's warrants totaling 1,264,000 Agent's warrants. Each whole Agent's warrant entitles the holder to subscribe for one common share at a price of $0.50 per Agent warrant for a period of 24 months. The Corporate Finance fee was paid by the issuance of 100,000 Corporate Finance units, each unit consisting of one common share and one-half Corporate Finance Warrant. Each whole Corporate Finance warrant entitles the holder to subscribe for one common share at a price of $0.50 per Corporate Finance warrant for a period of 24 months.
The fair value of the common share purchase warrants and agent's warrants issued in fiscal 2005 were estimated using the Black-Scholes pricing model based on the following assumptions:
 (i) Warrants issued on private placement
  Dividend yield 0%, expected volatility 55%, risk - free interest rate 4.5% and an expected life of 12 months. Value assigned to 537,500 warrants is $34,379.
 (ii) Warrants issued on private placement
  Dividend yield 0%, expected volatility 55%, risk - free interest rate 4.5% and an expected life of 24 months. Value assigned to 3,160,000 warrants is $374,270.
 (iii) Agent's warrants
  Dividend yield 0%, expected volatility 55%, risk - free interest rate 4.5% and an expected life of 24 months. Value assigned to 1,438,840 compensation warrants is $170,416.
On February 17, 2004, articles of amendment were filed to authorize the issuance of an unlimited number of special shares without par value.
During fiscal 2004, the Company completed a private placement financing of CDN $1,500,000 with Octagon Capital Corporation. The terms of the financing included the issuance of 6,000,000 units of the Company at a price of CDN $0.25 per unit for gross proceeds of CDN $1,500,000. Each unit consists of one common share and one half common share purchase warrant. Each warrant entitles the holder to acquire one additional share at a price of CDN $0.30 per share for a period of 24 months from the date of closing. The warrants are non-callable by the Company during the first 12 months from the closing date. During the second 12 months, the warrants may be called at the discretion of the Company if the average closing price for the shares on the TSX.V for any consecutive twenty day trading period is greater than or equal to CDN $0.375. In such circumstances, the Company may exercise its call in respect of the warrants by paying holders of the warrants CDN $0.0001 per warrant. An additional 600,000 warrants with an exercise price of $0.30 per share for a period of 24 months were granted to the broker. On July 18,2004 the Company announced a warrant call with respect to outstanding warrants at CDN $0.0001 per warrant. 2,150,000 warrants were cancelled as a result of the warrant call.

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
8. Share capital (continued)
During the 2004 fiscal year $151,276 was recorded as warrants and charged against share capital. For purposes of the 3,600,000 warrants granted in 2004, the fair value of each warrant was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: dividend yield of 0%, expected volatility of 55%, risk-free interest rate of 4.5% and an expected life of 24 months.
On March 31, 2005, the Company completed the first round of a private placement by issuing 8,750,000 units at a price of $0.35 CDN for gross proceeds of $2,531,829 ($3,062,500 CDN).  Each unit consists of one common share and one-half common share purchase warrant ("warrant"). Each whole warrant will entitle the holder to subscribe for one additional share at a price of $0.50 CDN per share until March 31, 2007.
Canaccord Capital Corporation ("Canaccord"), the agent acting for the offering, as partial compensation for their services, received 82,000 common shares and 1,353,500 warrants, each warrant entitling Canaccord to acquire one additional common share of the Company at an exercise price of $0.50 CDN until March 31, 2007.
A second round of the financing was completed on April 26, 2005. 1,500,000 units were issued at a price of $0.35 CDN for gross proceeds of $426,615 ($525,000 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant will entitle the holder to subscribe for one additional share at a price of $0.50 CDN per share until April 26, 2007.
Haywood Securities Inc. ("Haywood") and Canaccord (the "Agents") acted as agents in this round of financing. As partial compensation for their services, the Agents received 45,000 common shares and 247,500 warrants, each warrant entitled the Agents to acquire one additional common share of the Company at an exercise price of $0.50 CDN until April 26, 2007.
On April 29, 2005, the Company issued 50,000 units at a price of $0.35 CDN per unit for gross proceeds of $14,296 ($17,500 CDN). Each unit consists of one common share and one-half common share purchase warrant.  Each whole warrant entitled the holder to subscribe for one additional share at a price of $0.50 CDN per share until April 29, 2007.
On May 5, 2005, the Company completed the third and final round of private placements by issuing 1,831,000 units at a price of $0.35 CDN for gross proceeds of $495,808 ($640,850 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitled the holder to subscribe for one additional share at a price of $0.50 CDN per share until May 5, 2007.
The fair value of the common share purchase warrants and agent warrants were estimated using the Black-Scholes pricing model  based on the following assumptions:
 (i) Warrants issued on private placement - 8,750,000 units
  Dividend yield 0%, expected volatility 109%, risk - free interest rate 3.22% and an expected life of 24 months. Value assigned to 4,375,000 warrants is $625,723.
 (ii) Warrants issued on private placement - 1,500,000 units
  Dividend yield 0%, expected volatility 109%, risk - free interest rate 3.06% and an expected life of 24 months. Value assigned to 750,000 warrants is $104,183.
 (iii) Warrants issued on private placement - 50,000 units
  Dividend yield 0%, expected volatility 109%, risk - free interest rate 3.06% and an expected life of 24 months. Value assigned to 25,000 warrants is $3,436.

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
8. Share capital (continued)
 (iv) Warrants issued on private placement - 1,831,000 units
  Dividend yield 0%, expected volatility 150%, risk - free interest rate 3.02% and an expected life of 24 months. Value assigned to 915,500 warrants is $171,279.
 (v) Agent warrants - 8,750,000 units
  Dividend yield 0%, expected volatility 109%, risk - free interest rate 3.22% and an expected life of 24 months. Value assigned to 1,353,500 agent warrants is $193,580.
 (vi) Agent warrants - 1,500,000 units
  Dividend yield 0%, expected volatility 109%, risk - free interest rate 3.06% and an expected life of 24 months. Value assigned to 247,500 agent warrants is $34,380.
Warrants
The following table reflects the fair value of share purchase warrants and broker's warrants currently outstanding:
 Expiry  Price ($) CDN Number  Value ($)
April 15, 2006  0.50  3,551,780 420,672
March 31, 2007  0.50  5,383,500 769,960
April 26, 2007  0.50    638,500  88,694
April 29, 2007  0.50     25,000   3,436
May 5, 2007  0.50    840,500 157,247
           10,439,280     1,440,009

Shares to be issued
As at January 31, 2006, the Company received $119,325 for the exercise of 238,650 warrants and agents warrants at a price of $0.50 CDN. These shares were issued by February 28, 2006.
9. Common share options
Under the Company's stock option plan (the "Option Plan"), the directors of the Company can grant options to acquire common shares of the Company to directors, employees and others who provide ongoing services to  the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the date and the maximum term of any option cannot exceed ten years.
The number of common shares under option at any time under the Option Plan or otherwise cannot exceed 5% of the then outstanding common shares of the Company for any optionee. In addition, options granted to insiders of the Company cannot exceed more than 10% of the then outstanding common shares of the Company. The options vest when granted.

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
9. Common share options (continued)
The following table reflects the continuity of stock options:
     Number of           Weighted Average
     Stock Options             Exercise Price
       2006  2005   2004   2006  2005 2004
Outstanding at beginning of year 4,185,000  3,410,000  3,090,000 $0.28  $0.26 $0.18
Granted during year   2,380,000    775,000    320,000  0.49   0.36  0.265
Exercised during year    (200,000)   -      -   0.38    -   -
Cancelled or expired during year  (695,000)   -      -   0.24    -   -
Outstanding at end of year  5,670,000  4,185,000  3,410,000  0.33   0.28  0.26
Exercise prices are in Canadian dollars.
The following table reflects the stock options outstanding and exercisable as at January 31, 2006:
     Weighted
     average  Options
     remaining outstanding
  Exercise price  contractual and         Black-Scholes
Expiry date      CDN ($)  life  exercisable   Value ($)
May 25, 2006  0.17  0.32 years 880,000       $     -
April 25, 2007  0.26  1.23  960,000      -
May 13, 2007  0.40  1.28  555,000      -
December 12, 2008 0.265  2.86  220,000  40,340
May 4, 2009  0.36  3.26  675,000        127,386
April 13, 2010  0.39  4.20       1,000,000        297,528
May 16, 2010  0.29  4.29       1,080,000        232,098
January 20, 2011 0.87  4.97  300,000        209,380
   0.33  2.70       5,670,000       $906,732

On May 4, 2004, 775,000 stock options were granted to employees and directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations and deficit. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $110,438 was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 4.5%; estimated life, 5 years and volatility, 55%.
On April 13, 2005, 1,000,000 stock options were granted to employees and directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations and deficit. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $297,528 was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 3.70%; estimated life, 5 years and volatility, 166.65%.

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
9. Common share options (continued)
On May 16, 2005, 1,080,000 stock options were granted to employees and directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations and deficit. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $232,098 was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 3.56%; estimated life, 5 years and volatility, 166.63%.
On January 20, 2006, 300,000 stock options were granted to directors of the Company. These stock options were fully vested on the date of grant and the fair value was charged to the statements of operations and deficit. The fair value of the stock options was estimated on the date of grant using the Black-Scholes option pricing model. Accordingly, $209,380 was recorded as stock option compensation and contributed surplus. The following assumptions were made in estimating the fair value of the stock options: dividend yield, 0%; risk-free interest rate, 3.89%; estimated life, 5 years and volatility, 155.46%.
The following table reflects the continuity of contributed surplus:
      Amount
Balance, January 31, 2003  $ 1,425,413
Options granted        52,367
Balance, January 31, 2004   1,477,780
Options granted       150,606
Balance, January 31, 2005   1,628,386
Expired warrants       16,907
Options granted                     739,006
Options exercised             (19,433)
Balance, January 31, 2006  $ 2,364,866

10. Per share amounts
The following table sets forth the computation of basic and diluted loss per share:
        2006      2005          2004
Numerator:
   Loss for the year   $(1,611,057)   $(475,409) $(554,626)
   Numerator for basic and diluted
     loss per share               (1,611,057)   $(475,409) $(554,626)
Denominator:
   Average number of common
     share outstanding    53,907,094   41,090,912       31,330,379
   Denominator for basic and diluted
     loss per share           53,907,094   41,090,912       31,330,379
Basic and diluted loss per share $  (0.03) $(0.01)  $(0.02)

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
10. Per share amounts (continued)
The stock options and common share purchase warrants were not included in the computation of diluted loss per share on January 31, 2006, 2005 and 2004 as their inclusion would be anti-dilutive.
11. Income taxes
The following table reconciles the expected income tax expense (recovery) at the Canadian statutory income tax rate to the amounts recognized in the consolidated statements of operations:
      2006      2005   2004
Net loss before income taxes reflected
   in consolidated statements of operation  $(1,611,057)   $(475,409)   $(554,626)
Expected income tax (recovery)         (581,914)    (174,095)    (203,104)
Write-off of exploration properties  132,729       12,596       13,827
Deductible share issue costs                    (81,049)     (40,612)          -
Stock option compensation expense  266,929       54,399       40,340
Amortization                           69,306        5,464        5,472
Unrealized foreign exchange (gain)  (90,121)     (48,084)     (17,958)
Taxable benefits not recognized          284,120      190,332      161,423
Income tax (recovery) expense             $        -    $   - $      -
The following table reflects future tax assets at January 31, 2006, 2005 and 2004:
            2006         2005 2004
Unclaimed non-capital losses        $1,161,069    $957,000 $917,954
Unclaimed capital losses            16,421      15,184      14,353
Excess of undepreciated capital cost allowance
   over carrying value of capital assets  118,216      20,712   13,191
Excess of unclaimed resource pools over
   carrying value of exploration properties  834,748     453,543     435,400
Unclaimed share issue costs    261,945     116,362  114,848
            2,392,399   1,562,801   1,495,746
Valuation allowance         (2,392,399) (1,562,801) (1,495,746)
           $       -   $ - $     -

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
11. Income taxes (continued)
At January 31, 2006, the Company had unclaimed Canadian and foreign resource pools of $5,899,000 unclaimed share issue costs of $725,200 and unclaimed non-capital losses carried forward of $3,214,600 non-capital losses will expire as follows:
  2007   $ 219,900
  2008    215,900
  2009    293,000
  2010    566,400
  2011    618,300
  2015    552,600
  2016    748,500
     $     3,214,600
At January 31, 2006 the Company's United States subsidiaries had unclaimed resource pools of $2,395,000 and unclaimed non-capital losses carried forward of $1,665,000. None of these losses expire in the next two years.
12. Financial instruments
At January 31, 2006 the Company's financial instruments consisted of cash and cash equivalents, common shares of Sharpe, receivables and payables and accruals. The Company estimates that the fair value of these financial assets and liabilities approximates their carrying values due to their short term nature.

Common shares of Sharpe's fair value is disclosed in Note 4.
It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.
13. Related party transactions
      2006    2005      2004
Due from (to) related parties:
  The President and Director of the Company $18,049   $11,095   $9,953
  Sharpe                           108,293    51,142  (17,506)
            $126,342   $62,237  $(7,553)
Sharpe is related to the Company because of common management. This advance is non-interest bearing and have no set terms of repayment.
14. Comparative figures
Certain comparative figures have been reclassified to conform with the current year's presentation.

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
15. Subsequent events
  (a) On April 27, 2006 the Company announced it had completed a private placement of 12,975,967 units of the Company at $1.15 CDN per unit raising gross proceeds of $13,286,762 ($14,922,362 CDN). Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrants is exercisable at $1.75 CDN into one common share of the Company for a period of 2 years from the date of closing.
The fair value of the common share purchase warrants was estimated, on the date of closing, using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 638%, risk-free interest rate of 4.13% and an expected life of 24 months. The value assigned to the warrants is $6,643,382 ($7,461,182 CDN).
A cash finder’s fee of 6% or $797,206 ($895,342 CDN) was paid to certain registered brokers and this will be applied to the cost of issue.
  (b) On May 2, 2006 the Company granted 3,140,000 common share stock options to certain directors and a consultant. The options are exercisable at $1.44 CDN for a period of 5 years. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 859%, risk-free interest rate of 4.36% and an expected life of 5 years. The value assigned to the options is $4,086,399 ($4,521,600 CDN).

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
16. Differences between Canadian GAAP and US GAAP
The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's consolidated financial statements differ from US GAAP as follows:
The Company is in the process of exploring its exploration costs and has not yet determined whether these properties contain ore reserves.  Accordingly, under US GAAP, the Company would be characterized as a "development stage enterprise".
Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2, while under US GAAP, exploration costs cannot be capitalized and are expensed as incurred.  Had the Company's consolidated balance sheets as at January 31, 2006 and 2005 been prepared using US GAAP, such balance sheets would be presented as follows:
      2006  2005
Assets
Current
   Cash and cash equivalents  $ 795,095 $ 392,697
   Short-term investments   436,378       -
   Available for sale securities  226,537   86,124
   Receivables                     1,261      777
   Due from related parties   126,342   62,237
           1,585,613         541,835
Equipment                 1,258,994          37,735
Mining properties - acquisition costs  187,415       -
Mine development           445,529       -
     $     3,477,551 $       579,570
Liabilities
Current
   Payables and accruals  $ 221,733 $       104,087
Asset retirement obligation   131,767         131,767
      353,500         235,854
Shareholders' Equity
Capital stock         11,251,645       8,198,236
Shares to be issued           119,325       -
Warrants          1,440,009         584,796
Additional paid-in capital        2,218,739       1,482,259
   Cumulative foreign currency
     translation adjustments                 296,398          46,893
   Cumulative adjustments to
     marketable securities                     (266,692)       (407,105)
   Deficit accumulated during
     the development stage                  (11,935,373)     (9,561,363)
           3,124,051         343,716
             $    3,477,551 $       579,570
Under US GAAP, development stage enterprises are required to provide cumulative-from-inception information relating to income statements, statements of cash flows, and statements of changes in shareholders' equity. Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI") which acquisition was accounted for as a reverse takeover of the Company by SRI because immediately after the acquisition,

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
16.Differences between Canadian GAAP and US GAAP (continued)
the former shareholders of SRI owned approximately 94% of the then outstanding shares of the Company. In addition, US GAAP requires the presentation of a statement of comprehensive income, which includes in addition to revenue and expenses, those comprehensive income items recorded directly in equity on the balance sheet.
The cumulative-from-inception statements of operations and comprehensive income (loss), cash flows and changes in shareholder's equity under US GAAP are as follows:
Statements of Operations and Comprehensive Income (Loss):
         Cumulative
         from inception 2006         2005     2004
Expenses
General and administrative   $ 2,053,601  $   266,505 $   193,287   $   269,520
Consulting fees           897,262      295,707       213,504       241,103
Stock option compensation        929,952      739,006       150,606        40,340
General exploration            7,812,567      880,915     1,654,971       510,161
Depreciation                     230,505      191,877        14,921        14,944
             11,923,887    2,374,010     2,227,289     1,076,068
Loss before the following    (11,923,887)  (2,374,010)   (2,227,289)   (1,076,068)
Recovery of (write down of)
   advances to related company   (75,506)          -             -             -
Gain on disposal of marketable
   securities                     47,988           -             -             -
Interest income            18,614           -             -             -
Repayment of interest   (67,117)          -             -             -
Gain on sale of 60% interest in
   exploration property    78,124           -         78,124            -
Net loss before income taxes (11,921,784)  (2,374,010)   (2,149,165)   (1,076,068)
Income taxes                -            -             -             -
Net loss             $(11,921,784) $(2,374,010)  $(2,149,165)  $(1,076,068)
Comprehensive income items:
   Foreign currency translation
     gains            296,398      249,505       131,306        49,038
   Recovery of (write down) of
     marketable securities      (266,692)     140,412            -             -
Comprehensive loss          $(11,892,078) $(1,984,093)  $(2,017,859)  $(1,027,030)
Net loss per common share
      Basic                         $(0.04)       $(0.05)       $(0.03)
      Diluted           $(0.04)       $(0.05)       $(0.03)
Comprehensive loss per common share
      Basic                         $(0.04)       $(0.05)       $(0.03)
      Diluted                         $(0.04)       $(0.05)       $(0.03)

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
16. Differences between Canadian GAAP and US GAAP (continued)
Statements of Changes in Shareholders' Equity:
The changes in common stock since the Company's inception as required by US GAAP are as follows:
      Common Stock  Amount
      Price Per Under
     Shares Share US GAAP
Issued to former shareholders of SRI      8,154,614   $ 0.16 $ 1,318,566
Held by other shareholders       488,041 0.96     467,467
Outstanding at June 26, 1996    8,642,655      -         1,786,033
Issued for exploration properties    1,400,000 0.48       667,204
Issued for services               200,000 0.63        126,465
Issued on cash on exercise of warrant      580,577      0.62      361,823
Issued for cash                       500,000 0.66        329,936
Outstanding at January 31, 1997   11,323,232      -         3,271,461
Issued for exploration properties           200,000      0.67        134,250
Flow-through shares issued for cash         300,000      0.72        216,763
Issued for cash, less issue costs of $481,480    7,228,066 0.29      2,129,061
Issued for services                      70,000 0.83         58,125
Outstanding at January 31, 1998          19,121,298      -         5,809,660
Share issue costs                          - -      (5,919)
Outstanding at January 31, 1999          19,121,298      -         5,803,741
Issued for cash, less issue costs of $4,092        951,494 0.06         61,578
Outstanding at January 31, 2000          20,072,792      -         5,865,319
Issued for cash, less issue costs of $54,246     3,043,667 0.12        377,614
Outstanding at January 31, 2001          23,116,459      -         6,242,933
Issued for cash on exercise of warrants     951,494      0.13        123,052
Cancellation of shares held in escrow  (4,836,615) 0.26     (1,279,287)
Outstanding at January 31, 2002          19,231,338      -         5,086,698
Issued for cash, less issue cost of $55,258      7,000,000 0.09        600,427
Issued for cash, on exercise of stock options      910,000 0.10         88,290
Issued in exchange for exploration properties  1,000,000 0.17        171,125
Outstanding at January 31, 2003   28,141,338      -         5,946,540
Issued for cash, less issue cost of $266,372   6,000,000 0.12        845,292
Warrants valuation            - -    (151,276)
Outstanding at January 31, 2004          34,141,338      -         6,640,556
Issued for cash, less issue cost of $360,964     7,395,000 0.22      1,486,784
Issued to broker as compensation     349,680      0.26         91,117
Issued on warrant exercise           1,257,500      0.21        318,352
Warrant valuation                          - -    (428,918)
Warrant call                                  - -            90,345
Outstanding at January 31, 2005          43,143,518      -         8,198,236
Issued for cash, less issue cost of $295,750 12,131,000 0.35      3,117,705
Issued to broker as compensation     127,000      0.35         35,553
Issued on warrant and compensation
   option exercise                               2,221,060 0.50        692,984
Warrant call                                  - -           255,491
Warrant valuation                          - -        (1,132,581)
Issued on stock option exercise             200,000 0.38         64,824
Stock option valuation                          - -            19,433
Outstanding at January 31, 2006          57,822,578   $  - $11,251,645

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
16. Differences between Canadian GAAP and US GAAP (continued)
Other changes in shareholders' equity are presented as follows:
        Cumulative            Deficit
        foreign    Cumulative  accumulated
          Additional currency   adjustments during the
          paid in translation to marketable development
       Warrants  capital   adjustments securities     stage
Balance, February 1, 2001    $  -     $1,279,286 $(151,939) $(379,105)  $(5,492,828)
Comprehensive (loss) income     -           -       (1,424)    11,000       222,374
Balance, January 31, 2002       -      1,279,286  (153,363)  (368,105)   (5,270,454)
Comprehensive (loss) income     -           -     19,912    (39,000)   (1,065,676)
Balance, January 31, 2003       -      1,279,286  (133,451)  (407,105)   (6,336,130)
Issue of warrants, fair value 151,276       -         -          -   -
Stock options           -   52,367        -    -             -
Comprehensive (loss) income     -           -       49,038         -     (1,076,068)
Balance, January 31, 2004     151,276  1,331,653   (84,413)  (407,105)   (7,412,198) Warrant exercise, fair value  (55,200)      -           -          -             - Issue of warrants, fair value 579,065       -           -          -             - Warrant call        (90,345)      -           -          -   - Stock options           - 150,606  -    -             - Comprehensive (loss) income     -      -      131,306         - (2,149,165) Balance, January 31, 2005     584,796 1,482,259     46,893   (407,105)  (9,561,363)
Warrant exercise, fair value (255,941)      -           -    -   -
Issue of warrants, fair value 1,132,581     -  -    -   -
Warrant expiry, fair value    (21,427)      -  -    -   -
Stock options           - 739,006  -    -   -
Stock option exercise,
   fair value          - (19,433) -          -   -
Stock options expired,
   fair value          -        16,907  -    -          -
Comprehensive (loss) income     -         -     249,505    140,413 (2,374,010)
Balance, January 31, 2006  $1,440,009 $2,218,739  $296,398  $(266,692)$(11,935,373)

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
16. Differences between Canadian GAAP and US GAAP (continued)
Statement of Cash Flows:
    Cumulative
    from
    Inception 2006           2005     2004
Operating activities
Net loss               $(11,921,784)  $(2,374,010)  $(2,149,165) $(1,076,068)
Depreciation             230,505       191,877        14,921       14,944
Stock option compensation          929,952       739,006       150,606       40,340
Foreign currency translation
   adjustments             296,398       249,505       131,306       49,038
Expenses settled by the issue
   of common shares      184,610            -             -            -
Exploration expenditures settled
   by the issue of common shares 2,277,918            -             -            -
Gain on disposal of marketable
   securities             (47,988)           -             -            -
Write down of advances to related
   company             554,846            -             -            -
Increase in asset retirement
   obligation             131,767            -        131,767           -
Decrease (increase) in receivables (63,498)         (484)      (62,455)      11,164
Increase in advances to related
   company            (618,951)      (64,105)           -            -
Increase (decrease) in payables
   and accruals             221,733       117,646        (2,091)      23,878
    (7,824,492)   (1,140,565)   (1,785,111)    (936,704)
Financing activities
Issue of common shares, net of
   issue costs          11,623,645     4,025,421     1,991,200      857,319
Investing activities
Increase in short-term investments(436,378)     (436,378)           -            -
Increase in funds held in trust  -        -  75,000    -
Purchase of equipment  (1,489,500)   (1,413,136)           -       (13,913)
Acquisition of mineral rights     (187,415)     (187,415)           -            -
Mine development costs    (445,529)     (445,529)           -            -
Purchase of marketable securities(1,136,100)          -        (78,124)          -
Proceeds on disposal of marketable
   securities             690,864            -             -            -
    (3,004,058)   (2,482,458) (3,124)     (13,913)
Cash and cash equivalents
Net increase (decrease)     795,095       402,398       202,965      (93,298)
Beginning of period          -        392,697       189,732      283,030
End of period                   $795,095      $795,095      $392,697     $189,732

Royal Standard Minerals Inc.
(expressed in United States Dollars)
Notes to Consolidated Financial Statements
Years ended January 31, 2006, 2005 and 2004
16. Differences between Canadian GAAP and US GAAP (continued)
Recent US GAAP accounting pronouncements--
In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which provides guidance on the identification of variable interest entities, entities for which control is achieved through means other than through voting rights, and how to determine whether a variable interest holder should consolidate its variable interest entities. In December 2003, the FASB issued modifications to FIN 46, resulting in multiple effective dates based on the nature and creation date of the VIE. The Company has determined that it does not have any VIE's which will require consolidation for US GAAP purposes.
On December 15, 2004, the FASB issued Statement No. 123 (Revised 2004), "Share-Based Payment" (FASB 123R).  FASB 123R requires companies to calculate and record in the income statement the costs of equity instruments, such as stock options, awarded to employees for services rendered; pro-forma disclosure is no longer permitted.  FASB 123R is required to be adopted in the first quarter of 2006.  The Company's accounting for its stock option awards is already in substantial compliance with the provision of FASB 123R; the adoption of this standard is not expected to have a significant on the Company's financial statements.
In December 2004, the FASB issued Statement No. 153, "Exchanges of Nonmonetary Assets an Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" (FASB 153).  FASB 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance.  FASB 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  FASB 153 is effective for fiscal periods beginning after June 15, 2005.  The adoption of this standard is not expected to have a material impact on the Company's financial statements.
In March 2005, the FASB issued Interpretation No. 47 "Accounting for Conditional Retirement Obligation- an Interpretation of FASB Statement No. 143 (FIN 47).  FIN 47 clarifies the FASB's intended meanings of the term "Asset Retirement Obligation," and clarifies that entities are expected to record asset retirement obligations even though uncertainty may exist regarding the timing or method of settlement so long as the obligation is reasonably estimable.  The requirements of FASB Statement No. 143 and FIN 47 are substantially equivalent to CICA Handbook Section 3110 which has been adopted during the year ended January 31, 2005.
In March 2004, the FASB ratified a consensus reached by the Emerging Issues Task Force (“EITF”) on Issue No. 4-2 entitled “Whether Mineral Rights are Tangible or Intangible Assets.”  This consensus requires that costs to acquire mineral rights (defined as the legal right to explore, extract and retain at least a portion of the benefits from mineral deposits) as tangible assets.  This consensus was effective for years beginning after March 2004 and has been applied in the January 31, 2006 balance sheet.  Prior to the adoption of this consensus, the Company accounted for mineral rights costs with exploration costs as expense when incurred.
In March 2005, the FASB ratified a consensus reached by the EITF on Issue No. 4-6 entitled “Accounting for Stripping Costs Incurred during Production in the Mining Industry.”  This consensus affects the accounting for costs of removing overburden and waste materials during the production phase of a mine.  The consensus requires that stripping costs are to be accounted for as variable production costs and charged to operations during the period that the stripping costs are incurred.  This consensus is required to be adopted in the fiscal year ending January 31, 2007.